Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in exhibit 99.2 to the Form 6-K to which this document forms a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Item 3. Key Information—D. Risk Factors” of our most recent annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 15, 2023.

Overview

BTC Digital Ltd. (“we”, “us” “our” and the “Company”) is a crypto asset technology company based in the U.S. with a focus on bitcoin mining. We also generate revenue through mining machines resale and rental business operations.

For the six months ended June 30, 2023, we generated a substantial majority of our revenue from bitcoin mining. We store all of our bitcoins mined in hot wallets, or cryptocurrency wallets connected to the Internet, and may from time to time exchange bitcoins mined for fiat currency to generate cash flow to fund our business operations. We attribute our growth since we launched our crypto asset business in 2022 to our competitive strengths in diversified revenue streams, dedicated team and efforts towards regulatory compliance, and our experienced and visionary management team.

As of June 30, 2023, we owned a total of 1,754 mining machines under operation with a total hash rate of 185PH/S. We manage and operate our mining machines at three hosting facilities operated by a hosting facility owner in Jellico, Tennessee, Cumberland, Kentucky and New Tazewell, Tennessee, respectively. For the six months ended June 30, 2023, we mined a total of 49.9408 bitcoins, generating US$1.3 million in revenue.

Historically, the price of bitcoins has fluctuated significantly. The profitability of our bitcoin mining operations and our operation results have been and will continue to be directly impacted by the trading price of bitcoins. To mitigate these risks, we have launched a mining machines resale and rental business. We have maintained business relationship with a major machine manufacturer, AGM Technologies Ltd, from which we source mining machines on an order-by-order basis, often at prices lower than market prices. We will then resell mining machines when there is a shortage of machines available on the market and resale prices are higher. Additionally, from time to time, we rent out our mining machines to customers at a rate calculated based on the total bitcoins mined. We seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow.

We believe research and development capacities are key to our continued long-term growth and will afford us with the ability to mine bitcoins with greater hash rate and power efficiency and the opportunity to further expand our service or product offerings and diversify our revenue streams. Through the Joint Venture (as defined below), we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. In the near future, we plan to continue investing in research and development and the Joint Venture and accumulate knowledge in the cryptocurrency industry.

Prior Business Operations

On October 20, 2022, pursuant to the terms of the VIE contractual arrangements, Zhuhai Meizhilian Education Technology Co., Ltd. (“Zhuhai Meten”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”) unilaterally terminated their respective contractual arrangements with 30-day advanced notices to their respective former VIEs, namely Shenzhen Meten International Education Co., Ltd. and Shenzhen Likeshuo Education Co., Ltd. (the “former VIEs”). The termination of the VIE contractual arrangements were effective on November 19, 2022. As the VIE structure has been unwound, the financial results of the VIEs and their subsidiaries are no longer consolidated into the Company’s financial statements after the effective date. As of the date of this report, we only operate cryptocurrency mining business in the U.S., and we no longer provide English language training (“ELT”) services, which services were provided by the former VIEs. The following are descriptions of the former VIEs’ business, and the operating results of which were consolidated into the Company’s financial statements for the first half of 2022.

Through the former VIEs, we were an ELT service provider in China. China’s ELT market is segmented into general ELT, test-oriented ELT and after-school language training sectors. The former VIEs offered a comprehensive ELT service portfolio comprising of general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups. The former VIEs conducted their business through offline-online business model designed to maximize compatibility within their business segments in order to scale up at relatively low costs.

As of November 22, 2022, the former VIEs had a nationwide offline learning center network of 17 self-operated learning centers covering seven cities in two provinces, autonomous regions and municipalities in China, and one franchised learning center in China. Leveraging their experience gained from operating offline learning centers, the former VIEs launched the online English learning platform “Likeshuo” in 2014 to further expand their service reach to a larger student base. As of November 22, 2022, the former VIEs had approximately 2.09 million registered users on the “Likeshuo” platform and cumulatively over 485,000 paying users who purchased their online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments for the former VIEs’ online ELT courses since 2014 was approximately 230,000 and the former VIEs had delivered over 6.0 million accumulated course hours to the students online. The former VIEs took advantage of their business model of combining offline learning center network and online platform to deepen their market penetration and further develop their business.

The former VIEs’ qualified personnel, centralized management system driven by artificial intelligence, and technical expertise enabled the former VIEs to create a learning environment that caters to the specific learning demands of the students. The former VIEs had a high-caliber teaching staff and an experienced content development team, who were supported by the former VIEs’ centralized teaching and management systems to optimize the students’ learning experiences. As of November 22, 2022, the former VIEs had a team of 524 full-time teachers, study advisors and teaching service staff, of which 245 were study advisors and teaching service staff for our offline and online businesses. As of the same date, the former VIEs also had 40 full-time and part-time foreign teachers from English-speaking countries for the offline ELT services. The former VIEs had a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with strategic partners. The former VIEs had built highly centralized and scalable management systems to manage teaching, marketing, finance and human resources activities across offline and online businesses. In addition to management systems, the former VIEs had made significant investments in developing platforms and systems to support teaching activities. For example, the former VIEs utilized the intelligent tracking and learning coaching function of artificial intelligence-driven teaching management systems to record and analyze the students’ real-time learning process and personalize the course content to address the students’ learning needs.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report on Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2022		2023
	US$	%	US$	%
Summary Consolidated Statements of Operations:
Revenues	35,506	100.0	7,284	100.0
Cost of revenues	(20,374)	(57.4)	(7,394)	(101.5)
Gross profit/(loss)	15,132	42.6	(110)	(1.5)
Operating expenses:
Selling and marketing expenses	(7,734)	(21.8)	(198)	(2.7)
General and administrative expenses	(9,526)	(26.8)	(656)	(9.0)
Research and development expenses	(797)	(2.2)	-	-
Loss from operations	(2,925)	(8.2)	(964)	(13.2)
Interest income	16	0.05	1	0.01
Interest expenses	(2)	(0.01)	(50)	(0.7)
Foreign exchange loss, net	665	1.9	(135)	(1.9)
Gains/(losses) on disposal and closure of subsidiaries and branches	(1,441)	(4.1)	-	-
Government grants	325	0.9	-	-
Realized gain on exchange of digital assets	-	-	34	0.5
Equity in income on equity method investments	445	1.3	1	0.01
Others, net	2,594	7.3	(2)	(0.03)
Loss before income tax	(323)	(0.9)	(1,115)	(15.3)
Income tax benefit	28	0.1	-	-
Net loss	(295)	(0.8)	(1,115)	(15.3)

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenues

	For the Six Months Ended June 30,
	2022		2023
	US$	%	US$	%
General adult ELT	2,231	6.3	-	-
Overseas training services	6,599	18.6	-	-
Online ELT		-	-	-
For adults	15,849	44.6	-	-
For juniors	1,924	5.4	-	-
For international test preparation	1,125	3.2	-	-
Japanese, Korean and Spanish	527	1.5	-	-
Subtotal	19,425	54.7	-	-
Junior ELT	5,296	14.9	-	-
Other English language-related services	325	0.9	-	-
Cryptocurrency-related business
Bitcoin mining	1,630	100.0	1,342	18.4
Mining machines resale	-	-	5,485	75.3
Other mining-related business	-	-	457	6.3
Subtotal	1,630	100.0	7,284	100.0
Total	35,506	100.0	7,284	100.0

Our total revenue decreased by 79.5% from US$35.5 million in the six months ended June 30, 2022 to US$7.3 million in the six months ended June 30, 2023, as the VIE structure was unwound in November 2022, and the financial results of the VIEs and their subsidiaries’ educational training business are no longer consolidated into the Company’s financial statements for the six months ended June 30, 2023. As for the ongoing cryptocurrency business, our revenue increased by 346.9% from US$1.6 million in the six months ended June 30, 2022 to US$7.3 million in the six months ended June 30, 2023.

This significant growth in the Company’s revenue generated from cryptocurrency business is primarily attributed to an increase in the number of mining machines owned by the Company in the first half of 2023 and the introduction of a new business line involving the resale of mining machines.

Cost of Revenues

Our total cost of revenues decreased by 63.7% from US$20.4 million in the six months ended June 30, 2022 to US$7.4 million in the six months ended June 30, 2023, as the VIE structure was unwound in November 2022, and the cost of the VIEs and their subsidiaries’ educational training business were no longer consolidated into the Company’s financial statements for the six months ended June 30, 2023.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit decreased by 100.7%, from US$15.1 million in the six months ended June 30, 2022 to negative US$110 thousand in the six months ended June 30, 2023. Our gross profit margin decreased from 42.6% in the six months ended June 30, 2022 to negative 1.5% in the six months ended June 30, 2023.

Selling and Marketing Expenses

Our selling and marketing expenses decreased from US$7.7 million in the six months ended June 30, 2022 to $198 thousand in the six months ended June 30, 2023, as the VIE structure was unwound in November 2022, the selling and marketing expenses of the VIEs and their subsidiaries’ educational training business were no longer consolidated into the Company’s financial statements for the six months ended June 30, 2023.

General and Administrative Expenses

Our general and administrative expenses decreased by 93.1% from US$9.5 million in the six months ended June 30, 2022 to US$656 thousand in the six months ended June 30, 2023, as the VIE structure was unwound in November 2022, and the general and administrative expenses of the VIEs and their subsidiaries’ educational training business were no longer consolidated into the Company’s financial statements for the six months ended June 30, 2023.

Interest Income

Our interest income decreased from US$16 thousand in the six months ended June 30, 2022 to US$1 thousand in the six months ended June 30, 2023, mainly affected by a decrease in bank deposits.

Interest Expenses

Our interest expenses increased from US$2 thousand in the six months ended June 30, 2022 to US$50 thousand in the six months ended June 30, 2023. This was mainly due to a new US$1 million loan obtained in the first half of 2023.

Foreign Exchange Gain/(Loss), net

We had a net total of US$665 thousand foreign exchange gain in the six months ended June 30, 2022, as compared to a net total of US$135 thousand foreign exchange loss in the six months ended June 30, 2023.

Equity in Income on Equity Method Investments

Our gain on equity method investments was US$445 thousand and $1,000 for the six months ended June 30, 2022 and 2023, respectively.

Loss Before Income Tax

As a result of the foregoing, we had a loss before income tax of US$332 thousand in the six months ended June 30, 2022, as compared to a net loss of US$1.1 million in the six months ended June 30, 2023.

Net Loss

As a result of the foregoing, we had a net loss of US$295 thousand in the six months ended June 30, 2022, as compared to a net loss of US$1.1 million in the six months ended June 30, 2023.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of its peer companies.

Adjusted net income and adjusted EBITDA should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Six Months Ended June 30,
	2022	2023
	US$	US$
	(in thousands, except for percentages)
Net loss	(295)	(1,115)
Add:
Share-based compensation expenses	761	138
Adjusted net loss	466	(977)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2022	2023
	US$	US$
	(in thousands, except for percentages)
Net loss	(295)	(1,115)
Subtract:
Net interest income/(loss)	14	(49)
Add:
Income tax expense	-	-
Depreciation and amortization	2,490	1,674
EBITDA	2,181	608
Add:
Share-based compensation expenses	761	138
Adjusted EBITDA	2,942	746

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, companies formed in the British Virgin Islands are not subject to tax on income or capital gains.

Delaware

The Delaware corporate tax rate is 8.7%. This tax rate applies to limited liability companies that elect to be treated as corporations and report net taxable income. Our subsidiary, Meten Block Chain LLC was formed in Delaware and elects to be treated as corporation.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for the six months ended June 30, 2022 and 2023.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

Share-based compensation

Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Liquidity and Capital Resources

Our principal sources of liquidity have been from cash generated from operating activities. As of June 30, 2022 and 2023, we had US$394,000 and US$215,000, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased.

We intend to finance future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities, including the net proceeds we received from the transactions. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to the changing business conditions or other future developments, including any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our ability to pay dividends to our shareholders.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2022	2023
	US$	US$
	(in thousands, except for percentages)
Summary Consolidated Cash flow Data:
Net cash generated from/ (used in) operating activities	(20,185)	2,411
Net cash used in investing activities	(485)	(1,827)
Net cash used in financing activities	(1,843)	(417)
Net increase / (decrease) in cash and cash equivalents	(22,513)	167
Cash and cash equivalents at the beginning of period	26,462	48
Cash and cash equivalents at the end of period	3,949	215

Operating Activities

Net cash used in operating activities amounted to US$20.1 million for the six months ended June 30, 2022. The difference between our net loss of US$0.3 million and the net cash used in operating activities was primarily due to (i) net cash flow used in operating activities from discontinued operation of US$19.3 million; (ii)depreciation and amortization of US$0.7 million; (iii) share-based compensation expenses of US$0.8 million; and (iv) decrease in prepayments and other current assets of US$0.4 million, partially offset by (i) change of digital assets of US$1.6 million.

Net cash used in operating activities amounted to US$2.4 million for the six months ended June 30, 2023. The difference between our net loss of US$1.1 million and the net cash used in operating activities was primarily due to (i) depreciation of US$1.7 million; (ii) share-based compensation expenses of US$0.1 million; (iii) increase in accounts receivable of US$3.4 million; and (iv) decrease in prepayments and other current assets of US$1.5 million; partially offset by (i) decrease in accounts payable of US$3.3 million.

Investing Activities

Net cash used in investing activities amounted to US$0.5 million for the six months ended June 30, 2022. This was primarily attributable to net cash generated from investing activities from discontinued operation of US$10.7 million; partially offset by (i) purchases of property and equipment of US$9.3 million, and (ii) purchase of equity method investments of US$1.9 million.

Net cash used in investing activities amounted to US$1.8 million for the six months ended June 30, 2023. This was primarily attributable to purchases of property and equipment of US$1.8 million.

Financing Activities

Net cash used in financing activities amounted to US1.8 million for the six months ended June 30, 2022. This was primarily attributable to net cash used in financing activities from discontinued operation of US$3.7 million; partially offset by repayment of advances from related parties of US$1.8 million.

Net cash used in financing activities amounted to US0.4 million for the six months ended June 30, 2023. This was primarily attributable to repayment of short term loans of US$0.4 million.

Capital Expenditures

Our capital expenditures amounted to US$9.3 million and US$1.8 million in the six months ended June 30, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.